Exhibit 99.11

APEG ENERGY II

APEG ENERGY ll (APEG), Manager of certain funds that control over 40% of the common stock of U.S. Energy Corp. (NasdaqCM: USEG), today has issued an open letter to the Board of Directors (the “Board”) urging the Company to work with shareholders in establishing a seven person independent Board of Directors (as required under the Company’s bylaws) to establish a corporate business plan and to cut its excessive corporate overhead.

The letter is as follows:

February 14, 2019

Dear Members of the Board of Directors:

As USEG’s largest shareholder, we are writing this letter to follow up on numerous conversations that we have had with the current leadership of the Company. USEG continues to underperform: stock price down almost 50% January 01, 2018 vs January 01, 2019 the stock has lost approximately 50% of its value despite having oil prices that were in the $70’s most of the year (Bloomberg). Management states that the overall market went sour in the 4th quarter of 2018, which is true, but the stock had lost more than 40% of its value prior to this period. The stock only lost approximately 10% more during the 4th quarter of 2018 downturn (Bloomberg).

With the exception of participating in the drilling of two new wells with CML Exploration (where USEG was obligated to participate or lose out on their ownership positions on the new wells) USEG has not, to our understanding, closed on any other deal that would add reserves to the Company. U.S. Energy financial statements and press releases show what we believe to be approximately 500 bbls of oil production per day at the end of 2017 (various press and quarterly public filings). Even with the success of the previously mentioned two well drilling program, it appears that USEG ended 2018 with approximately 400 bbls per day of oil production, which is a twenty percent decline.

Board of Directors only has 4 members when bylaws call for seven:

Currently the Board of Directors is made up of only four members vs. the seven that are called for in the corporate bylaws. With the current CEO also being the Chairman of the Board, there is no effective oversight into management decisions, nor the ability for any independent director(s) to call a special directors meeting. The CEO answers to himself, and not to the other members of the Board. This is not effective corporate governance. To further underscore the poor performance, we do not believe the leadership of the Company is even operating with a current business plan to build long-term value for USEG shareholders.

No transformative deal announced:

As of the end of 2018, there is a vague and opaque line item on Company financial statements that refers to $374,000 worth of transaction deposits, which at the time represented approximately 16% of the cash the Company had on hand. To date, it has not been announced what these deposits were for, or any potential transactions associated with it. We would like to know what this money was deposited against, and what the company has received for releasing such a significant sum. In addition, if a potential deal has not come to fruition, then we would like to immediately see this cash come back into the Company.

Cut Excessive Corporate Overhead:

USEG’s corporate G&A is extraordinary, especially for a small and poorly performing company. An outsized contributor to U.S. Energy’s G&A is tied to executive compensation. We believe that last year the cash compensation of the CEO alone equated to more than $6.00 per bbl in lift cost, and total compensation pushed this amount to close to $9.00 per barrel. To get to a CEO that made similar compensation, we had to look to Abraxas Petroleum, which is an approximate $265.0 million dollar (more than 20 times larger than USEG) market cap company vs USEG’s $11.0 million dollars. What makes the $6.00 and $9.00 per bbl lift costs stand out even more is that this is for a non-operated working interest company. To put this in perspective, Centennial Resources (“CDEV”) market cap $3.5 billion, Jagged Peak (“JAG”) market cap over $2.0 billion and Callon Petroleum (“CPE”) $1.8 billion market cap all have lift costs associated with CEO pay of under 40 cents per barrel even though they are operated working interest owners. Lastly, this level of compensation significantly hinders the operating cash flow and borrowing capacity needed to efficiently grow Company operations.

Time is up for current leadership, Change is needed now:

Given the current leadership’s seemingly unwillingness or inability to take the necessary actions to increase shareholder value, APEG (as an over 40% shareholder) is formally requesting an emergency meeting of shareholders to vote on the appointment of three new independent directors with strong industry experience that are better suited to create a clearer path to long-term shareholder value.

APEG believes that a change in leadership combined with a cut of the Company’s excessive G&A will help increase value for all shareholders. We look forward to achieving these goals for the benefit of all shareholders.

APEG Energy II, LP,
a Texas limited partnership

By:	APEG Energy II GP, LLC,
a Texas limited liability company
Its:	General Partner

By:	/s/ Patrick E. Duke
PATRICK E. DUKE
Its:	Manager

By:	/s/ Paul Haarman
PAUL HAARMAN

Cc: Kenneth S. Witt – Kutak Rock LLP – Corporate Counsel